UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.       )*

PACER FUNDS TRUST

(Name of Issuer)

Pacer Trendpilot 750 ETF

(Title of Class of Securities)

69374H105

(CUSIP Number)

June 30, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 69374H105

1)	Name of Reporting Person Bank of Montreal
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 0(1)
	6)	Shared Voting Power: 785,326
	7)	Sole Dispositive Power: 0(1)
	8)	Shared Dispositive Power: 785,326
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 785,326(1)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 11.899%
12)	Type of Reporting Person HC

(1)	Shares are held indirectly by the Reporting Person’s subsidiary Sullivan, Bruyette, Speros & Blayney, Inc.

SCHEDULE 13G

CUSIP No. 69374H105

1)	Name of Reporting Person Sullivan, Bruyette, Speros & Blayney, Inc.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 0
	6)	Shared Voting Power: 785,326
	7)	Sole Dispositive Power: 0
	8)	Shared Dispositive Power: 785,326
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 785,326
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 11.899%
12)	Type of Reporting Person IA

SCHEDULE 13G

CUSIP No. 69374H105

ITEM 1(a).	Name of Issuer.

PACER FUNDS TRUST

ITEM 1(b).	Address of Issuer’s Principal Executive Offices.

16 Industrial Blvd., Suite 201

Paoli, Pennsylvania 19301

ITEM 2(a).	Names of Persons Filing.

Bank of Montreal and its subsidiary, Sullivan, Bruyette, Speros & Blayney, Inc.

ITEM 2(b).	Address of Principal Business Office or, if none, Residence.

Bank of Montreal

1 First Canadian Place

Toronto, Ontario, Canada M5X 1A1

Sullivan, Bruyette, Speros & Blayney, Inc.

8444 Westpark Dr., Suite 610

McLean, Virginia 22102

ITEM 2(c).	Citizenship or Place of Organization.

Bank of Montreal is organized under the laws of Canada. Sullivan, Bruyette, Speros & Blayney, Inc. is organized under the laws of the United States.

ITEM 2(d).	Title of Class of Securities.

Pacer Trendpilot 750 ETF

ITEM 2(e).	CUSIP Number.

69374H105

ITEM 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.	Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bank of Montreal is reporting on this Schedule 13G securities held through its subsidiary Sullivan, Bruyette, Speros & Blayney, Inc. as a fiduciary for certain employee retirement accounts, trust, non-profit organizations, corporations and/or customer accounts. As a result, trust beneficiaries and customers are entitled to receive, or have the power to direct the receipt of, dividends and proceeds from the sale of such securities. No such person is known to have such an interest relating to more than five percent of the class of subject securities.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Bank of Montreal is the ultimate parent company of Sullivan, Bruyette, Speros & Blayney, Inc., a registered investment advisor.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.	Notice of Dissolution of Group.

Not Applicable.

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 10th day of July, 2015.

BANK OF MONTREAL

/s/ Barbara Muir
Barbara Muir
SVP, Deputy General Counsel, Corporate Affairs & Corporate Secretary

SULLIVAN, BRUYETTE, SPEROS & BLAYNEY, INC.

*

*	Pursuant to Power of Attorney filed as Exhibit 2 to Schedule 13G filed on February 14, 2014 by the Reporting Persons named herein (File No. 005-59405), which is incorporated by reference.

Exhibit 1

Joint Filing Agreement

The Joint Filing Agreement included as Exhibit 1 to the Schedule 13G filed on February 14, 2014 pursuant to Rule 13d-1(k) under the Securities Act of 1934 (File No. 005-59405) is incorporated by reference.